Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

November 10, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 24, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Atour Lifestyle Holdings Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Class A ordinary shares, par value US$0.0001 per share*

American depositary shares, each representing three Class A ordinary share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi

*   Not for trading, but only in connection with the listing of the American depositary shares on the Nasdaq Global Select Market.